Exhibit 3

                                    AGREEMENT

     This AGREEMENT dated as of July 15, 2002 is made and entered into by and among HIGH RIVER LIMITED PARTNERSHIP, a Delaware limited partnership, DEBT STRATEGIES FUND, INC., a Maryland corporation, and NORTHEAST INVESTORS TRUST, a Massachusetts business trust (each a "Holder" and collectively, the "Holders").

     WHEREAS, the Holders collectively hold in excess of 50% of the issued and outstanding 10 1/4% Senior Notes due 2001 (the "Old Notes") of Viskase Companies, Inc. ("Viskase" or the "Company") and have acted as an unofficial ad hoc committee of holders of the Old Notes; and

     WHEREAS, the Holders and the Company have each determined that it is advisable and in their respective best interests to consummate a restructuring of the Company (the "Restructuring") pursuant to which the Company would make an offer (the "Offer") to acquire all of the issued and outstanding Old Notes in exchange for 8% Senior Subordinated Secured Notes due 2008 (the "New Notes") and Series A Convertible Preferred Stock (the "New Preferred Stock") of the Company, or in the alternative, in certain circumstances, file a plan of reorganization (the "Plan of Reorganization") that substantially incorporates the terms of the Offer; and

     WHEREAS, the Holders and the Company have entered into a Restructuring Agreement, dated the date hereof (together with various other agreements and documents referred to therein, collectively, the "Restructuring Agreement"), which sets forth the terms of the Restructuring; and

     WHEREAS, the Holders desire to set forth their agreement regarding their respective and collective rights and obligations under the Restructuring Agreement and as holders of the New Notes and the New Preferred Stock (including shares of the Company's Common Stock issuable upon the conversion of the New Preferred Stock).

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Holder Holdings of Old Notes. Each Holder hereby confirms that such Holder (together with its Affiliates, as defined in Rule 405 of the General Rules and Regulations under the Securities Act of 1933, as amended, except that in the case of Debt Strategies Find, Inc., Affiliates shall be defined as set forth in the attached letter dated even date herewith between said Holder and the Company) is the holder of Old Notes having an aggregate principal amount as follows:

                  High River Limited Partnership     -        $45,228,000
                  Debt Strategies Fund, Inc.         -        $22,526,000
                  Northeast Investors Trust          -        $20,395,000
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Each  Holder  agrees  promptly  to advise  the other  Holders in writing if during the term of this Agreement, such Holder and/or its Affiliates acquires any additional Old Notes.

     2. Amendments and Waivers Related to Restructuring Agreement. For purposes of Section 7.03 of the Restructuring Agreement, any reduction in the Minimum Condition to at least 95% of the Old Bonds having been validly tendered and not properly withdrawn prior to the expiration of the Offer and any extension of a time deadline set forth in the Restructuring Agreement for up to 30 days shall not be deemed to constitute an amendment or change in the terms and conditions of the Offer in a manner adverse to any of the Holders.

     3. Designation and Election of Viskase Directors. Pursuant to the terms of the Restructuring Agreement, as of the Consummation Date (as defined in the
Restructuring Agreement) or the date of confirmation of the Plan of Reorganization, as the case may be, the Viskase Board of Directors is to be reconstituted to consist of the Company's Chief Executive Officer and four designees of the Holders, of whom at least one designee shall be independent, as defined in the Restructuring Agreement. Of the four new Viskase Directors to be designated by the Holders, each Holder will designate one director and in addition High River Limited Partnership will designate the "independent" director.

     4. Restrictions on Transfer of Viskase Securities and Right of First Offer. Pursuant to the Restructuring Agreement, for a period commencing the date thereof until three years following either (i) the Consummation Date of the Offer or (ii) the date of confirmation of the Plan of Reorganization, as the case may be (the "Restriction Period") there will be restrictions on the transfer of New Preferred Stock and Company Common Stock into which the New Preferred Stock is converted (collectively, the "Restricted Securities") held by the Holders, except for transfers among Holders and their Affiliates. Each Holder hereby agrees that in addition to the restrictions on transfer set forth in the Restructuring Agreement and except with respect to transfers to Affiliates of the transferring Holder who agree to be bound by the terms hereof, each Holder will provide to the other Holders a right of first offer if during the Restriction Period the Holder desires to transfer any Restricted Securities. Any Holder desiring to make a transfer (the "Offering Holder") other than to an Affiliate during the Restriction Period shall give the other Holders (the "Remaining Holders") written notice thereof (the "Offer Notice"), indicating the description and quantity of Restricted Securities being offered (the "Offered Securities") together with a minimum price (the "Offer Price"). Each opportunity to purchase Offered Securities shall be allocated between Remaining Holders and/or their respective Affiliates in proportion to the Remaining Holders' holdings of Old Notes set forth in Section 1 hereof. Any Offered Securities not purchased by a Remaining Holder and/or its Affiliates within five business days following the receipt of the Offer Notice may be purchased by the other Remaining Holder and/or its Affiliates. Any Offered Securities not purchased by the Remaining Holders and/or their Affiliates within ten business days following receipt of the Offer Notice may then be offered for sale by the Offering Holder at a price not lower than the

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     Offer  Price,  subject to the  restrictions  on  transfer  set forth in the
Restructuring Agreement, as applicable. If a sale of the Offered Securities by the Offering Holder is not completed within 90 days following the date of the Offering Notice, any further efforts by the Offering Holder to sell the Offered Securities shall require that a new Offer Notice first be sent to the Remaining Holders and other provisions of this Section 4 be followed. Any Holder who desires to transfer Restricted Securities to an Affiliate of that Holder shall not later than five business days prior to the effective date of the proposed transfer give notice of the proposed transfer to the other Holders together with evidence of the transferee Affiliate's agreement to be bound by the terms of this Agreement.

     5. Term. This Agreement shall remain in effect for a period commencing the date hereof and ending upon the termination of the Restriction Period; provided, however, that this Agreement shall terminate in the event the Restructuring Agreement terminates for any reason.

     6. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured Holder for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Holder waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

     7. Further Assurances. Each of the Holders agrees (x) to support the proposed Restructuring, (y) to take such reasonable actions as are necessary to consummate the transactions described in the Restructuring Agreement and (z) to refrain from taking any actions which may result in the Company having the right to terminate the Restructuring Agreement pursuant to Sections 7.01 (d)(i), (iii) and (iv).

     8. Miscellaneous.

     a. Entire Agreement. This Agreement, together with the Restructuring Agreement, is intended to be the sole agreement of the Holders as it relates to the subject matter hereof and hereby supersedes all other agreements among the Holders related thereto.

     b. Binding Effect. This Agreement shall be binding upon the parties hereto and their Affiliates who acquire any Viskase Securities, and their respective successors and permitted assigns.

     c. Amendments. Any amendments to this Agreement shall be in writing signed by all Holders.

     d. Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles thereof. Each Holder hereby consents to the

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exclusive  jurisdiction  of the Federal  District  Court and New York State
Supreme Court located in the Borough of Manhattan, City and State of New York for the purpose of resolving any disputes arising under or related to this Agreement.

     e. Notices. All notices under this Agreement must be in writing and will be deemed to have been duly given when delivered personally or by a national overnight courier service or a confirmed facsimile transmission to the Holders at the addresses or facsimile numbers set forth in the Restructuring Agreement. Any Holder from time to time may change its address, facsimile number or other information for the purpose of notices to that Holder by giving notice to the other Holders specifying such change.

     f. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be effective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

     g. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     h. Captions. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way limit or modify the terms and provisions hereof.

     IN WITNESS WHEREOF, each party has caused this Agreement to be signed by its officer duly authorized as of the date first above written.

                          HIGH RIVER LIMITED PARTNERSHIP
                          By: BARBERRY CORP., its General Partner

                          By: /s/ Edward E. Mattner
                                   Name: Edward E. Mattner
                                   Title: Authorized Signatory


                          DEBT STRATEGIES FUND, INC.


                          By: /s/ Kevin Booth
                                   Name: Kevin Booth
                                   Title: Vice President


                          NORTHEAST INVESTORS TRUST


                          By: /s/ Bruce N. Monrad
                                   Name: Bruce N. Monrad
                                   Title: Trustee, not individually

      This Instrument is executed by the trustees as trustees and not individually and the obligations of such instrument are not binding upon any of the trustees or shareholders individually, but are binding only upon the Trust's Assets.